15049995

SECU… …ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69191

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ETF Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 39th Street 10th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli CPA's LLC
(Name – *if individual, state last, first, middle name*)

One Bala Plaza Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew B Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETF Distributors LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

NICHOLAS ZAVALA
Notary Public, State of New York
No. 01ZA6169899
Qualified in Queens County
Commission Expires July 02, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
OTHER MATTERS

ETF DISTRIBUTORS, LLC

DECEMBER 31, 2014

ETF DISTRIBUTORS, LLC

DECEMBER 31, 2014

TABLE OF CONTENTS

ROMEO & CHIAVERELLI CPA'S LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of ETF Distributors, LLC as of December 31, 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of ETF Distributors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ETF Distributors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of ETF Distributors, LLC's financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of ETF Distributors, LLC's management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital pursuant to Rule 15c3-1 of the

Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

March 9, 2015

ETF DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

CURRENT ASSETS	
Cash	$ 11,936
Accounts Receivables	12,785
Deposits and Prepaids	4,389
Total current assets	29,110
Total Assets	$ 29,110

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	12,753
Total current liabilities	12,753
MEMBER'S EQUITY	16,357
Total Liabilities and Member's Equity	$ 29,110

The accompanying notes are an integral part of these financial statements

ETF DISTRIBUTORS, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

REVENUE	
Distribution Fees	$ 29,885
Total revenue	29,885
EXPENSES	
Employee Compensation and Benefits	12,465
Technology and Communications	4,781
Occupancy and Equipment	6,961
Other Expenses	55,212
Total Expenses	79,419
Net Loss	(49,534)
Member's Equity, beginning of year	53,891
Add: Member's capital contributions	12,000
Member's Equity, end of year	$ 16,357

The accompanying notes are an integral part of these financial statements

ETF DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (49,534)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Accounts Receivable	(6,076)
Deposits and Prepaids	24,895
Increase (decrease) in operating liabilities:	
Accounts Payable and Accrued Expenses	5,253
Net cash used in operating activities	(25,462)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' capital contributions	12,000
Net cash provided by financing activities	12,000
Decrease in cash	(13,462)
Cash, beginning of year	25,398
Cash, end of year	11,936

The accompanying notes are an integral part of these financial statements

ETF DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

ETF Distributors, LLC (Company) was organized under the Laws of the State of Delaware in 2012 and became registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) in August 2013. The Company is approved to distribute and administer the distribution of mutual fund shares and the shares of electronically traded funds. The Company is registered to do business in New York.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue is recognized when services are billed.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. The Company generally does not require collateral or other security from its customers. During the year, the Company recognized 100% of its revenue from two customers and their affiliates.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2014, the ratio was (1561) to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All transactions are limited to the distribution and administration of the distribution of registered investment companies and electronically traded funds. At December 31, 2014, the Company had net capital, as defined, of ($817), which was $5,817 in deficit of its required minimum net capital of $5,000.

The Company determined that it was net capital deficient on December 31, 2014, during several months of 2014, and subsequent to December 31, 2014. Pursuant to Rule 240.17a-11, the Company filed notice on February 27, 2015 with the SEC and FINRA that it was net capital deficient. At that same time, the Company took corrective action including receiving a capital contribution from its parent company to correct the net capital deficiency. As of the date of this report, the Company maintained sufficient net capital to be in compliance with Rule 15c3-1.

NOTE 3 – INCOME TAXES

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Members' income tax returns.

The Company's income tax returns for the tax years ended December 31, 2013 and 2014 are subject to examination by the IRS.

NOTE 4 – EXPENSE SHARING AGREEMENT AND OTHER TRANSACTIONS WITH AFFILIATES

On June 15, 2013 the Company entered into an expense sharing agreement with its parent company, ETF Issuer Solutions, Inc. (ETFIS). Under the agreement, the Company shares space with ETFIS and also shares various services, which are contracted by, and paid by, ETFIS. During 2014 the Company and ETFIS modified

the expense sharing agreement on two separate occasions to recognize different utilizations of personnel, services and facilities. For the year 2014, the Company incurred total rent expense of $6,961 and the total personnel expense of $12,465.

The Company also provides distribution services to an affiliate. For the year ended December 31, 2014, income earned from an affiliate was $8,952, all of which is a receivable at December 31, 2014.

NOTE 6 – SUBSEQUENT EVENTS

Events subsequent to December 31, 2014 relevant to the Company have been evaluated through March 9, 2015, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2014. The parent of the Company has entered into an agreement with Virtus Investment Partners, Inc. (Virtus) in which Virtus will acquire a majority interest in the parent. The parent will become a Virtus affiliate and continue to operate as a multi-manager ETF platform, providing investors access to differentiated investment capabilities from select sub-advisers.

SUPPLEMENTARY INFORMATION

SCHEDULE I

ETF DISTRIBUTORS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Total members' equity from Statement of financial condition	$ 16,357
Deduct non-allowable assets:	
Receivables	12,785
Prepaid expenses	3,318
Security deposits	1,071
Total non-allowable assets	17,174
Net capital	$ (817)
Minimum net capital required per 15c3-1 (a)(2)	$ 5,000
Excess net capital	$ (5,817)
Excess net capital at 1,000%	$ (6,817)
Aggregate indebtedness from statement of financial condition, net of A-1c liabilities	$ 12,753
Ratio of aggregate indebtedness to net capital	(1560.95)%

SCHEDULE I

ETF DISTRIBUTORS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Reconciliation with Company's computation (included in part IIA of Form X-17A-5 as of December 31, 2014	
Net capital, as reported in Company's part IIA (unaudited) FOCUS report	$ 10,192
Nonallowable receivables erroneously reported as allowable	(5,285)
Increase in nonallowable assets	(2,140)
Increase in net loss	(3,584)
Total adjustments	(11,009)
Net capital per above computation	$ (817)

SCHEDULE II

ETF DISTRIBUTORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors and Shareholders
ETF Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which ETF Distributors, LLC identified the following provisions of 17 C.F.R. ~15c3-3(k) under which ETF Distributors, LLC claimed an exemption from 17 C.F.R. ~240.15c3-3:(k)(2)(i). SEC Rule 15c3-3(k)(2)(i) and ETF Distributors, LLC stated that ETF Distributors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ETF Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ETF Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 9, 2015

ETF Issuer Solutions Inc.
6 East 39th St.
10th Floor
New York, NY 10016

February 27, 2015

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Firm claimed an exemption from SEC Rule 1 5c3-3 under the provision in paragraph of (k)(2)(ii) throughout the calendar January 1, 2014 to December 31, 2014.

2. Firm met the identified exemption provisions in SEC Rule 1 5c3-3(k)(2)(ii) throughout the calendar year January 1, 2014 to December 31, 2014 without exception.

Sign: ____________________ Date: 2/27/15

Matthew Brown, Member
ETF Distributors LLC
6 E. 39th St Suite 1003
New York, NY 10016
212-593-4383